Exhibit 99.2

QUARTERLY REPORT as of June 30, 2018:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended June 30, 2018

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended June 30, 2018 (the “Reporting Date):

1.	The Company and its Operations

1.1.	Overview

The Company, through its public and private investees1 (collectively: the “Group”), is an owner, developer, and operator of shopping centers and retail-based and mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities within its core business, in geographies in which it already operates as well as other regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

Currently, the Company operates generally through three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), through the Company’s subsidiaries in Brazil (“Gazit Brasil”) and through Gazit Horizons Inc. (“Gazit Horizons”) in the U.S..

●	Public entities under the Company’s control with a similar strategy that are consolidated in its financial statements, in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj. (“CTY”) and through Atrium European Real Estate Limited. (“ATR”).

●	Public entities in which the Company has a material interest (but not control) as of the reporting date. These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method, and, until July 2018, Regency Centers Corporation (“REG”), which is presented at market value as a financial asset. For details regarding the sale of the remaining shares in REG after the reporting date, refer to Note 5b to the financial statements.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing (including with partners) in commercial, necessity-driven retail properties in high-density urban markets with redevelopment including mixed-use opportunities that have potential for cash flow growth and value appreciation; and divesting non-core assets with limited growth potential.

The Company’s strategy is to increase its direct ownership of real estate, which in Management’s opinion will result in higher growth and better managed cash flows. Additionally, Management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital.

1	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and companies that are presented according to the equity method.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.2.	Group Properties as of June 30, 2018

	Country of operation	Holding interest	Income-producing properties	Properties under development	Other properties	GLA (square meters in thousands)	Carrying value of investment property (NIS in millions)
CTY	Finland, Norway, Sweden, Estonia and Denmark	46.4%	42	1	-	1,094	17,635
ATR	Poland, Czech Republic, Slovakia and Russia	60.1%	381	-	-	979	11,884
Gazit Brasil	Brazil (Sao Paulo)	100%	7	-	1	162	2,641
Gazit Development	Israel	100%	8	1	-	124	2,895
	Bulgaria and Macedonia	100%	1	-	-	6	219
Gazit Horizons	USA	100%	4	-	1	17	542
Gazit Germany	Germany	100%	2	-	-	35	402
Total carrying value			102	2	2	2,417	36,218

Jointly controlled properties (proportionate consolidation)			2	-	-	76	1,996
Total			104	2	2	2,493	38,214

1 Including 5 properties classified as held for sale.

As of June 30, 2018, the Company owns 32.5% of FCR’s outstanding shares. FCR owns 161 income-producing properties and one property under development, primarily supermarket-anchored shopping centers, with a total gross leasable area (“GLA”) of 2.2 million square meters, and with total assets of C$ 10.1 billion.

Also, thru July 2018, the Company owned REG shares. For details regarding the sale of all of the shares in REG in 2018 in consideration of approximately NIS 3.9 billion (approximately US$ 1.1 billion), see Notes 3b2 and 5b to the financial statements.

Other information about the Group, including updated presentations, supplemental information packages regarding assets, liabilities and additional information (which does not constitute part of this report and is not hereby incorporated by reference), can be found on the Company’s website – www.gazit-globe.com and on the websites of the Group’s companies.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.3.	Breakdown of the Company’s Investments by Region (on an expanded solo basis) as of June 30, 2018

Book Value	Market Value

1.4.	Breakdown of the Net Operating Income (“NOI”) in the Quarter, According to the Company’s Operating Region:

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights – Second quarter of 2018 (the “Quarter”)

(NIS in millions, other than per share data)	June 30, 2018	December 31, 2017
Net debt to total assets (Consolidated)	52.3%	52.6%	-
Net debt to total assets (Expanded Solo)	52.1%	53.4%	-
Equity attributable to equity holders of the Company	9,252	9,936	-
Equity per share attributable to equity holders of the Company (NIS)	48.2	51.4	-
Net asset value per share (EPRA NAV) (NIS) [1]	57.0	59.6	-
EPRA NNNAV per share (NIS) [1]	43.0	44.5	-

	For the 3 months ended June 30,
	2018	2017	Change
Rental income	710	689	3.0%
NOI [2]	504	490	2.9%
NOI adjusted for exchange rates	504	520	(3.0%)
Proportionately consolidated NOI [3]	423	394	7.4%
Economic FFO [4]	175	175	-
Diluted Economic FFO per share (NIS) [4]	0.91	0.89	2.2%
Economic FFO adjusted for exchange rates	175	186	(5.9%)
Diluted Economic FFO per share adjusted for exchange rates (NIS)	0.91	0.95	(4.2%)
Number of shares used in calculating the diluted Economic FFO per share (in thousands)	193,225	195,650	(1.2%)
Acquisition, construction and development of investment property [5]	1,223	309	-
Disposition of investment property [5]	231	276	-
Fair value loss from investment property and investment property under development, net	(125)	(6)	-
Net income attributable to equity holders of the Company	72	371	-
Diluted net income per share (NIS)	0.37	1.87	-
Cash flows provided by (used in) operating activities	(59)	180	-

1	Refer to section 2.4 below.
2	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
3	For the company’s proportionate share in the NOI of group companies in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
4	The Economic FFO is presented according to the management approach and in accordance with the EPRA rules. For the Economic FFO calculation, refer to section 2.2 below.
5	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.5.	Highlights – Second quarter of 2018 (the “Quarter”) (Cont.)

●	As of June 30, 2018, the Company and its subsidiaries had liquidity including revolver undrawn credit facilities available for an immediate drawdown of NIS 10.4 billion (of which NIS 6.6 billion in the Company and its wholly-owned subsidiaries). In addition, our equity investee affiliate had liquidity including available undrawn credit facilities of NIS 1.4 billion.

●	As a result of fluctuations in currency exchange rates of the US dollar, the Canadian dollar, the Euro, and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in the Quarter by NIS 333 million (net of the effect of cross-currency swap transactions).

●	In general, fluctuations in the exchange rates of the US dollar, the Canadian dollar, the Euro and the Brazilian real against the shekel have the following effect:

-	The appreciation of these currencies against the shekel has a positive effect on the Company’s assets, shareholders’ equity, NOI and economic FFO due to the translation of the foreign currency into shekels at higher rates. On the other hand, the appreciation will result in a negative impact on the Company’s net income through the increase in financing expenses due to the revaluation loss on the hedging instruments (the financial derivatives).

-	A devaluation of these currencies against the shekel has a negative effect on the on the Company’s assets, shareholders’ equity, NOI and Economic FFO and, on the other hand, a positive effect on the Company’s net income through the decrease in financing expenses due to the revaluation gain on the hedging instruments.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.6.	Highlights - First nine months of 2018 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 6 months ended June 30,
	2018	2017	Change
Rental income	1,421	1,387	2.5%
NOI	996	967	3.0%
NOI adjusted for exchange rates	996	1,023	(2.6%)
Proportionately consolidated NOI[1]	829	784	5.7%
Economic FFO[2]	343	349	(1.7%)
Diluted Economic FFO per share (NIS)[2]	1.77	1.78	(0.6%)
Economic FFO adjusted for exchange rates	343	362	(5.2%)
Diluted Economic FFO per share adjusted for exchange rates (NIS)	1.77	1.85	(4.3%)
Number of shares used in calculating the diluted FFO per share (in thousands)	193,417	195,617	(1.1%)
Acquisition, construction and development of investment property [3]	1,586	1,439	-
Disposition of investment property[3]	596	688	-
Fair value gain (loss) from investment property and investment property under development, net	(77)	44	-
Net earnings (loss) attributable to equity holders of the Company	(414)	95	-
Diluted net earnings (loss) per share (NIS)	(2.14)	0.44	-
Cash flows from operating activities	186	372	-

1	Refer to section 2.3 below.
2	The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance. For the Economic FFO calculation, refer to section 2.2 below.
3	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

●	In the Reporting Period, the Company and its subsidiaries issued debentures in a total amount of NIS 0.9 billion.

●	As a result of fluctuations in currency exchange rates of the U.S. dollar, the Canadian dollar, the Euro and the Brazilian real against the NIS, the equity attributable to the Company’s equity holders decreased in the Reporting Period by NIS 237 million (net of the effect of cross-currency swap transactions).

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

1.7.	The Company’s Major Holdings Are Set Forth Below (Ownership Structure and Interests as of June 30, 2018):

1	For details regarding the sale of the remaining shares in REG, refer to Note 5b to the financial statements.
2	For details regarding capital raised by FCR subsequent to Reporting Date and a decrease in the holding interest to 31.3%, refer to Note 5f to the financial statements.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s Holdings as of June 30, 2018:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 30.6.2018 (NIS in millions)
CTY	Shares (OMX)	412.8	46.4	4,298	3,257
ATR	Shares (VSX, Euronext)	227.2	60.1	4,549	3,750
FCR	Shares (TSX)	79.6	32.5	4,685	4,543
Israel	Income-producing property	-	-	2,665	-
Israel	Property under development and land	-	-	235	-
Brazil	Income-producing property and land	-	-	2,641	-
USA	Income-producing property and land	-	-	543	-
Europe	Income-producing property	-	-	433	-
Europe	Land for future development	-	-	188	-
Total assets		-	-	20,237	-

Set forth below are the Company’s monetary balances (including balances of its privately-held subsidiaries) (“expanded solo basis”) as of June 30, 2018:

NIS in millions
Debentures	10,901
Debts to financial institutions	3,647
Total debentures and debts to financial institutions (*)	14,548
Other monetary liabilities	884
Total monetary liabilities	15,432
Less - monetary assets[1]	4,372
Less - other investments[2]	520
Monetary liabilities, net[3]	10,540

(*) Maturity profile of the Company’s debentures and debts to financial institutions (NIS in millions):

Year	Debentures	Financial Institutions	Total	%
2018	1,2664	68	1,334	9
2019	1,4535	967	2,420	17
2020	1,166	623	1,789	12
2021	1,027	1,108	2,135	15
2022	801	416	1,217	8
2023	1,060	87	1,147	8
2024	1,169	87	1,256	9
2025	713	36	749	5
2026	994	36	1,030	7
2027	908	219	1,127	8
2028 and after	344	-	344	2
Total	10,901	3,647	14,548	100

1	Includes REG share sold subsequent to the Reporting Date.
2	Primarily consists of investments in participation units in private equity funds and other investments.
3	Excludes deferred tax liabilities in an amount of NIS 445 million (of which NIS 268 million with respect to the investment in REG shares).
4	Includes an amount of approximately NIS 972 million of debentures (Series C and I) redeemed on July 1, 2018, since the maturity date (June 30, 2018) is not a business day.
5	Includes a payment of NIS 709 million with respect to the principal of debentures (Series J), with coupon interest of 6.5%, which is secured by investment property, refer to section 7 below.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.2.	FFO (EPRA Earnings)

As is the practice in the real estate industry, the Company customarily publishes information regarding the results of its operating activities in addition to, and without detracting from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds from Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the disposition of properties, and other types of gains and losses.

The Economic Adjusted EPRA Earnings (or “Economic FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments to the accounting net income (loss) are presented in the table below.

The Company believes that the Economic Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Economic Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The table below presents the calculation of the Company’s Economic FFO and its Economic FFO per share, calculated according to the recommendations of EPRA and the draft securities regulations for investment property activity, for the stated periods:

					For the year
	For the 6 months ended June 30,		For the 3 months ended June 30,		ended December 31,
	2018	2017	2018	2017	2017
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	(414)	95	72	371	493

Adjustments:
Fair value loss (gain) from investment property and investment property under development, net	77	(44)	125	6	42
Capital gain (loss) on disposition of investment property	4	(41)	17	(29)	(117)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	702	(448)	(146)	(140)	(155)
Adjustments with respect to equity-accounted investees	8	(101)	-	(174)	(120)
Loss from discontinued operations[1]	-	281	-	-	281
Loss from decrease in holding interest in investees	3	1	2	1	4
Deferred taxes and current taxes with respect to disposition of properties	(138)	12	44	4	(353)
Amortization of goodwill	-	11	-	3	53

Acquisition costs recognized in profit or loss	1	1	-	-	2
Loss from early redemption of interest-bearing liabilities and financial derivatives	7	-	4	-	2
Non-controlling interests’ share in above adjustments	(128)	370	(89)	(16)	217

Nominal FFO (EPRA Earnings)	122	137	29	26	349

Additional adjustments:
CPI linkage differences	74	53	96	68	24
Depreciation and amortization	8	7	4	4	17
Company’s share in REG’s Economic FFO	94	137	39	65	262
Other adjustments(2)	45	15	7	12	46

Economic FFO according to the management approach (Economic Adjusted EPRA Earnings)	343	349	175	175	698
Diluted Economic FFO per share according to the management approach (in NIS)	1.77	1.78	0.91	0.89	3.58
Number of shares used in the diluted Economic FFO per share calculation (in thousands)(3)	193,417	195,617	193,225	195,650	195,058

1	The profit (loss) from discontinued operations comprises the operating results of EQY through the date of the merger with REG and the gain resulting from the loss of control in EQY, the operating results of FCR through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to EQY and FCR.
2	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property, internal costs (mainly salary) incurred in the leasing of properties, and share-based compensation expenses.
3	Weighted average for the period.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Economic FFO guidance

The Company as many other real estate companies in North America and Europe, presents FFO guidance. The purpose of the Company’s guidance is to disclose Management’s view as to the expected financial and operating performance of the Company.

Presented below is the 2018 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and on the following assumptions:

●	Exchange and interest rates known as of the filing date.

●	No significant investments, acquisitions and disposals, other than development work.

●	Economic FFO according to the management approach includes the Company’s share in the FFO of REG thru the date of disposition.

●	No material unexpected events in the business.

			2018
	4-6/18 Actual	1-6/18 Actual	Updated guidance	Previous guidance	2017 Actual
Economic FFO (NIS in million)	175	343	689-700	702-717	698
Economic FFO per share (NIS)	0.91	1.77	3.57-3.63	3.64-3.72	3.58

The Company’s decreased its guidance for Economic FFO mainly due to the disposal of the shares of REG earlier than expected.

The Company’s Economic FFO guidance for 2018 is forward-looking information, as defined in the Securities Law, 1968, which is based on the aforementioned assumptions, including assessments and estimates by Management of the of Company and the Group companies pertaining to future events and matters whose materialization is not certain nor under the Group’s control. There is no certainty that the guidance will be realized, wholly or partly, and actual results could be different from those set forth above due, inter alia, to their dependence on events that are not under the control of the Company and the Group.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.3.	Additional information is presented below regarding the Company’s pro rata share in the value of income-producing properties owned by the Group as of June 30 2018, based on capitalization of net operating income (“NOI”). The information below is based on a methodology that is generally accepted in the markets in which the Group operates and is intended to provide an additional method of analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. This information is not intended to represent the Company’s estimate of the present or future value of its assets or shares.

					For the year
	For the 3 months ended June 30,				ended December 31,
	2018		2017		2017
	NIS in millions
Rental income	710		689		2,831

Property operating expenses	206		199		865

NOI for the period	504		490		1,966

Less - minority’s share in NOI	(197)		(205)		(837)

Add - Company’s share in NOI of associate and jointly controlled companies	116		109		460

NOI for the period - the Group’s proportionate share[1]	423		394		1,589

Annual NOI - the Group’s proportionate share[1]	1,692	[2]	1,576	[2]	1,589

1	Excluding the Company’s share in REG’s NOI.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. This analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the second quarter of 2018:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	30,782	29,444	28,217	27,088	26,046
Share price derived from the above Cap Rate (NIS) (**)	60.9	53.9	47.6	41.7	36.3

(*) Calculated as the result of dividing the NOI by the cap rate.

(**) Excluding the tax effect.

New properties, properties under development and land, which are not yet income-producing and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of June 30, 2018, amounted to NIS 1,656 million.

The Group’s monetary liabilities, net of monetary assets (according to the proportionate consolidation method) as of June 30, 2018, amounted to NIS 20,737 million.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging with respect to which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, as well as certain adjustments to the provision for deferred taxes with respect to the revaluation of investment properties and investment properties under development to their fair value, and certain additional adjustments to the fair value of the above-referenced financial derivatives.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared to those of other European real estate companies. At the same time, such data does not constitute a valuation of the Company and does not replace the data presented in the financial statements; rather, such data provides an additional mechanism for evaluating the Company’s net asset value (NAV) in accordance with the EPRA recommendations. Such data is not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

			As of
	As of June 30,		December 31,
	2018	2017	2017
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	9,252	9,014	9,936
Exclusion of deferred tax liability on revaluation of investment property to fair value (net of minority’s share) [1]	993	1,070	1,011
Adjustments with respect to equity-accounted investees	691	623	657
Fair value asset adjustment for derivatives, net[2]	17	(156)	(66)

Net asset value - EPRA NAV	10,953	10,551	11,538

EPRA NAV per share (in NIS)	57.0	53.9	59.6

EPRA NNNAV

EPRA NAV	10,953	10,551	11,538
Adjustment of financial liabilities to their fair value	(908)	(902)	(1,205)
Other adjustments to provision for deferred taxes	(993)	(1,070)	(1,011)
Fair value asset adjustment for financial derivatives, net	(17)	156	66
Adjustments with respect to equity-accounted investees	(765)	(757)	(765)
Adjusted net asset value - EPRA NNNAV	8,270	7,978	8,623

EPRA NNNAV per share (in NIS)	43.0	40.8	44.5

Issued share capital of the Company (in thousands of shares)[3]	192,208	195,658	193,607

1	Net of goodwill generated in business combinations against deferred tax liability.
2	Represents the fair value less the intrinsic value of currency hedging transactions.
3	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.	Discussion by the Board of Directors of the Company’s Business Position, Results of Operations, Equity and Cash Flows

3.1.	During the Reporting Period, the investments of the Company and its subsidiaries in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 1,586 million. The effect of these investments on the operating results of the Group will be reflected in full during the remainder of 2018 and thereafter.

Activities in Properties

1)	In the Reporting Period, the Company and its subsidiaries acquired 4 income-producing properties, with a total GLA of 58 thousand square meters and land for future development, at a total cost of NIS 1,103 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 483 million. In addition, an associate of the Company acquired income-producing properties with a GLA of 3 thousand square meters, at a total cost of NIS 64 million and developed and redeveloped existing assets at a total cost of NIS 362 million.

Additionally, during the Reporting Period, the Company and its subsidiaries disposed of non-core properties in the amount of NIS 596 million. Furthermore, an associate of the Company disposed of non-core properties in the amount of NIS 196 million.

2)	Highlights of operational data:

	Income producing	GLA (in thousands of square	Average basic monthly rent per square meter		Change in same property		NOI (million)		Occupancy rate in core properties		Ratio of net debt to total
	properties[1]	meters)	30.6.2018	30.6.2017	NOI [2]		Q2.2018	Q2.2017	30.6.2018	30.6.2017	assets
Gazit Brasil	7	162	R$ 63	R$ 60	13.9%		R$ 41.4	R$ 31.0	96.0%	92.6%	N/A
Gazit Development (Israel)	8	124	NIS 107	NIS 105.2	4.9%		NIS 40.7	NIS 37.7	98.0%	92.5%	N/A
CTY	43	1,141	€ 23.2	€ 23.5	(0.4	)[3]%	€ 54.3	€ 59.4	96.3%	96.3%	47.0%
ATR	39	1,009	€ 13.8	€ 13.2	3.0%		€ 42.6	€ 45.5	97.0%	95.5%	33.5%
FCR	161	2,201	C$ 17.9	C$ 17.4	3.5%		C$ 113.8	C$ 108.7	96.3%	95.0%	43.3%

1	Includes jointly-controlled properties.
2	Change in same property NOI during the Reporting Period compared with the comparable period in the prior year.
3	Including Iso Omena, same property NOI grew by 1.1% compared with the comparable period in the prior year.

3)	Data for Properties under Development, Redevelopment, and Expansion.

	Properties under Development
Company	No. of properties	Total investment as of June 30, 2018 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	1	687	83	37
CTY	1	265	650	44
Gazit Development	1	87	24	2
	3	1,039	757	83

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of June 30, 2018 (NIS in millions)	Estimated cost to complete (NIS in millions)	Area (square meters in thousands)
FCR	8	1,806	218	72
CTY	1	202	54	24
ATR	3	489	251	35
Gazit Development	1	80	80	13
Gazit Brasil	1	27	30	9
	14	2,604	633	153

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4)	Effect of the Macro-Economic Environment on the Group’s Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates of properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of June 30, 2018, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control, and therefore, constitute forward-looking statements.

Presented below are macro-economic data for the countries where the Group operates1:

	Growth (GDP)
	2018 forecast	2017	Rate of unemployment (2018 forecast)	Yield on government debentures (10 years)	Debt rating (S&P)
Norway	2.40%	1.93%	3.7%	1.73%	AAA
Sweden	2.60%	2.53%	6.3%	0.45%	AAAu
Canada	2.00%	3.05%	5.8%	2.29%	AAA
Finland	2.50%	2.83%	8.1%	0.44%	AA+
USA	2.89%	2.20%	3.9%	2.87%	AA+u
Czech Republic	3.50%	4.25%	2.6%	2.13%	AA-
Israel	3.50%	3.30%	4.2%	1.91%	AA-
Poland	4.50%	4.60%	6.0%	3.12%	BBB+
Russia	1.80%	1.50%	5.0%	5.06%	BBB-
Brazil	1.80%	0.99%	12.0%	11.79%	BB-

International debt rating of Group companies:

Rating Agency	Gazit-Globe	CTY	ATR	FCR
Moody’s	ilAa3/Stable	Baa2/Negative	Baa3/Positive	Baa2/Stable
S&P	ilAA-/Stable[2]	BBB/Negative	BBB-/Stable	-
Fitch	-	-	BBB-/Positive	-
DBRS	-	-	-	BBB(HIGH)/Stable

1.	Data source: Bloomberg – August 2018.

2.	The debentures (Series J) of the Company, which are secured by properties, have been rated ‘ilAA’ with a stable outlook by the S&P Maalot rating agency.

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3.2.	Material Events at the Group During the Reporting Period

A.	For details regarding the issue of a new series of debentures (Series M) by the Company, with a total par value of NIS 860 million and for a net consideration NIS 851 million refer to Note 3a1 to the financial statements.

B.	For details regarding the sale of 10.3 million REG shares for a consideration of $ 596 million (approximately NIS 2.1 billion), refer to Note 3b2 to the financial statements.

C.	With effect from January 31, 2018, Mr. Dori ended his office as CEO of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, one of the controlling shareholders in the Company, serves as Vice Chairman of the Board of Directors and CEO of the Company. Upon his appointment as CEO of the Company, Mr. Katzman ceased to serve as Chairman of the Board of Directors of the Company. On March 27 2018, Mr. Ehud Arnon was appointed as the Chairman of the Board of Directors of the Company. For details regarding the term of employment engagement between the Company and Mr. Katzman and Mr. Arnon, refer to Notes 3b6 and 3b7 to the financial statements.

D.	On April 2, 2018, Gazit Brasil acquired of 70% of Shopping Internacional, a shopping center located at the northern part of the Sao Paulo metropolitan area, in consideration of BRL 937 million (approximately NIS 989 million) (excluding transaction costs). Shopping Internacional is strategically located between the city and the international airport and is among the largest shopping centers in the Sao Paulo region. The shopping center, which will be under the control and management of Gazit Brasil, has a GLA of 77 thousand square meters spread out over land with a total area of 123 square meters, with 4,200 parking spaces and 200 thousand square meters of additional development rights. The shopping center has a 98% occupancy rate comprising 360 tenants, including a hypermarket, food courts, entertainment and various services and amenities, with annual rental revenues aggregating BRL 1 billion and 30 million visitors. The transaction was funded from the recent property sales effected by Gazit Brasil, available cash flows and other sources of the Company. As of the date of approval of the financial statements, the remaining balance of the property is held by the seller, a public real estate company listed for trade in Sao Paulo (10%) and an institutional financial institution (20%).

E.	For details regarding the acquisition of 15.9 million CTY shares in consideration of EUR 30 million, refer to Note 3b3 to the financial statements.

F.	For details regarding the buyback of debentures (Series J) in the amount of approximately NIS 53 million, refer to Note 3a2 to the financial statements.

G.	For details regarding the buyback of approximately 1.4 million shares of the Company in the amount of approximately NIS 47 million, refer to Note 3b9 to the financial statements.

H.	For details regarding the acquisition of approximately 2.4 million ATR shares in consideration of EUR 10 million, refer to Note 3b4 to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In January 2018, the Company announced that the quarterly dividend for 2018 would be NIS 0.38 per share (the total dividend to be declared for 2018 will be NIS 1.52 per share, in lieu of the dividend of NIS 1.40 per share in 2017).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

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3.4.	Financial Position

Current assets

Current assets, as of June 30, 2018, total NIS 5.2 billion, compared with NIS 2.7 billion as of December 31, 2017. The increase in current assets is primarily due to the increase in financial assets as a result of the classification of the shares of REG to current assets which were sold after the reporting date and to the increase in the cash and cash equivalents used in the payments of the debentures after the reporting date.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,587 million as of June 30, 2018, compared to NIS 6,340 million as of December 31, 2017. The balance of this item is primarily comprised of the investment in FCR in the amount of NIS 4,685 million. The remaining balance of this item as of June 30, 2018, is primarily comprised of investments in investment property through joint ventures as recorded in the books of CTY, ATR and Gazit Horizons. The increase in equity-accounted investees is due primarily to Gazit Horizon’s investment in a property through a joint venture.

Long term financial assets

Long term financial assets amounted to NIS 219 million as of June 30, 2018, compared to NIS 4,180 million as of December 31, 2017. The decrease in long term financial assets is primarily due to sale of REG shares during the Reporting Period (refer to Note 3b2 to the financial statements) and due to the classification of the shares of REG to current assets.

Financial derivatives

The balance of financial derivatives primarily arises from cross-currency swap transactions, entered into as part of the Group’s policy to correlate as closely as possible the currency in which properties are acquired and the currency in which the liabilities are undertaken to finance the respective acquisitions of such properties are incurred (on a proportionately consolidated basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) entered into with certain financial institutions in connection with the collateral with respect to the value of the financial derivatives. As of June 30, 2018, the aforesaid balance of financial derivatives amounted to NIS 215 million, compared to NIS 381 million as of December 31, 2017. The decrease is primarily due to the loss from the revaluation of the financial derivatives to their fair value in the Reporting Period, primarily attributable to the increase in the value of the U.S. dollar and the Euro against the NIS.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of June 30, 2018, amounted to NIS 36.2 billion, compared to NIS 34.8 billion as of December 31, 2017.

The increase in these balances during the Reporting Period is primarily due to the change in foreign currency exchange rates (primarily the Euro, against the New Israeli Shekel) in the net amount of NIS 0.5 billion, the acquisition of income-producing properties, the development of new properties and redevelopment of existing properties in the amount of NIS 1.6 billion. This aforesaid increase was offset by the sale of none core investment property in consideration of NIS 0.6 billion and the fair value of investment property and investment property under development in the amount of approximately NIS 125 million.

Intangible assets, net

Intangible assets, net, as of June 30, 2018, totaled NIS 720 million, compared to NIS 698 million as of December 31, 2017. The intangible assets primarily consist of goodwill in an amount of NIS 656 million as a result of CTY’s acquisition of properties in Norway.

Current liabilities

Current liabilities, as of June 30, 2018, totalled NIS 4.9 billion, compared to NIS 3.3 billion as of December 31, 2017. The balance mainly includes current maturities in respect of long-term liabilities, in the amount of NIS 2.8 billion, compared to NIS 1.3 billion as of December 31, 2017.

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Non-current liabilities

Non-current liabilities, as of June 30, 2018, totaled NIS 26.9 billion, compared to NIS 27.6 billion as of December 31, 2017. The decrease in non-current liabilities is primarily due to the decrease interest-bearing loans from banks and others which were repaid by the proceeds from the sale of REG’s shares and from the issue of debentures during the Reporting Period and from the decrease in deferred tax relating to the investment in REG, which was partly sold and partly impaired during the Reporting Period.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of June 30, 2018, amounted to NIS 9,252 million, compared to NIS 9,936 million as of December 31, 2017. The decrease is primarily due to a loss of NIS 414 million attributable to the Company’s equity holders, to the declared dividend of NIS 147 million, a decrease of NIS 76 million in capital reserves and the buyback of shares in the amount of approximately NIS 47 million.

The equity per share attributable to the equity holders of the Company as of June 30, 2018 totaled NIS 48.2 per share, compared to NIS 51.4 per share as of December 31, 2017, after a dividend distribution of NIS 0.76 per share during the Reporting Period.

Non-controlling interests

Non-controlling interests, as of June 30, 2018, amounted to NIS 8.0 billion, compared to NIS 8.2 billion as of December 31, 2017. The balance is primarily composed of the interests of CTY’s other shareholders comprising 53.6% of CTY’s equity as well as the interests of ATR’s other shareholders comprising 39.9% of ATR’s equity.

The decrease in non-controlling interests in the Reporting Period is primarily due to the portion of the non-controlling interests in the dividends distributed by the subsidiaries in an amount of NIS 0.3 billion and by purchase of the group’s shares from the non-controlling interest in the amount of NIS 0.2 billion. The aforesaid decrease was offset by the portion of the non-controlling interests in the comprehensive income of the subsidiaries in an amount of NIS 0.3 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets is 52.3% as of June 30, 2018, compared to 54.1% as of June 30, 2017 and 52.6% as of December 31, 2017.

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3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions (except for net earnings (loss) per share data)

Rental income	1,421	1,387	710	689	2,831
Property operating expenses	425	420	206	199	865

Net operating rental income	996	967	504	490	1,966

Fair value gain (loss) from investment property and investment property under development, net	(77)	44	(125)	(6)	(42)
General and administrative expenses	(187)	(188)	(92)	(94)	(386)
Other income	26	40	3	34	168
Other expenses	(61)	(32)	(19)	(10)	(166)
Company’s share in earnings of equity- accounted investees, net	144	254	81	243	434

Operating income	841	1,085	352	657	1,974

Finance expenses	(1,331)	(565)	(353)	(321)	(1,085)
Finance income	101	515	181	163	314

Profit (loss) before taxes on income	(389)	1,035	180	499	1,203
Taxes on income (tax benefit)	(107)	23	67	9	(327)

Net income (loss) from continuing operations	(282)	1,012	113	490	1,530
Loss from discontinued operations, net	-	(281)	-	-	(281)

Net income (loss)	(282)	731	113	490	1,249

Attributable to:
Equity holders of the Company	(414)	95	72	371	493
Non-controlling interests	132	636	41	119	756

	(282)	731	113	490	1,249

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):
Basic net earnings (loss) from continuing operations	(2.14)	3.95	0.37	1.90	5.98
Basic loss from discontinued operations	-	(3.46)	-	-	(3.46)
Total basic net earnings (loss)	(2.14)	0.49	0.37	1.90	2.52
Diluted net earnings (loss) from continuing operations	(2.14)	3.90	0.37	1.87	5.95
Diluted loss from discontinued operations	-	(3.46)	-	-	(3.46)
Total diluted net earnings (loss)	(2.14)	0.44	0.37	1.87	2.49

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The statement of comprehensive income is as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions

Net income (loss)	(282)	731	113	490	1,249

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	108	(747)	(531)	(60)	(58)
Net gains (losses) on cash flow hedges	10	(7)	(8)	(2)	(2)
Net gains (losses) on financial assets	(35)	(287)	(25)	(190)	40
Other comprehensive income (loss) from continuing operations	83	(1,041)	(564)	(252)	(20)
Other comprehensive income from discontinued operations, net	-	774	-	-	774

Total other comprehensive income (loss)	83	(267)	(564)	(252)	754

Total comprehensive income (loss)	(199)	464	(451)	238	2,003

Attributable to:
Equity holders of the Company	(543)	982	(369)	(4)	2,095
Non-controlling interests	344	(518)	(82)	242	(92)

	(199)	464	(451)	238	2,003

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B.	Analysis of Results of Operations for the Reporting Period

Rental income

Rental income increased by 2.5% to NIS 1,421 million in the Reporting Period, compared to NIS 1,387 million in the comparable period in the prior year. The increase is due to the strengthening in the average exchange rates of the euro against the NIS the operation of additional properties acquired the prior 12 month period and the increase in same-property income in the Reporting Period as compared to the comparable period last year. The aforesaid increase was offset by the disposition of non-core properties in the prior 12-month period.

Excluding the change in the average exchange rates in said periods, the rental income in the Reporting Period would have decreased by 3.4%, compared with the same period in the prior year. The aforesaid decrease was mainly due to the disposition of non-core properties in the prior 12-month period.

Property operating expenses

Property operating expenses totalled NIS 425 million in the Reporting Period, representing 29.9% of rental income, compared to NIS 420 million, representing 30.3% of rental income, in the comparable period in the prior year.

Net operating rental income (NOI)

Net operating rental income increased by 3.0% to NIS 996 million in the Reporting Period (70.1% of rental income), compared to NIS 967 million (69.7% of rental income) in the comparable period in the prior year. The changes in net operating rental income are due to the aforementioned reasons under the section “Rental Income”.

Excluding the change in the average exchange rates in said periods, the net operating rental income in the Reporting Period would have decreased by 2.6%, compared with the same period in the prior year. The aforesaid decrease was mainly due to the disposition of non-core properties in the prior 12-month period.

Fair value gain (loss) from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value loss on its properties in a gross amount of NIS 77 million, compared to a gain of NIS 44 million, in the comparable period in the prior year. Most of the fair value loss in the Reporting Period arose at CTY.

General and administrative expenses

General and administrative expenses totaled NIS 187 million (13.2% of total revenues), in the Reporting Period, compared to NIS 188 million (13.6% of total revenues) in the comparable period in the prior year.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, the Company’s share in earnings of equity-accounted investees amounted to NIS 144 million (compared to earnings of NIS 254 million recorded in the comparable period in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings (NIS 144 million compared to NIS 242 million in the comparable period in the prior year) and the Group’s share in the earnings of CTY’s and ATR’s equity-accounted investees. The decrease in the Company’s share in the earnings of equity-accounted investees is mainly due to FCR, as of the lower gain on the revaluation of investment property in the Reporting Period as compared to the same period last year.

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Finance expenses

Finance expenses amounted to NIS 1,331 million in the Reporting Period, compared to NIS 565 million in the comparable period in the prior year. The increase in the finance expenses in the Reporting Period, compared to the comparable period in the prior year, is primarily due to a loss of NIS 610 million (before the tax effect) on the revaluation of the investment in REG shares as a result of the devaluation of the share price in the Reporting Period, as well as to a loss of NIS 138 million on the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions) recorded in the Reporting Period, which was offset by a gain of NIS 103 million on investment in derivative financial instruments of U.S. income-producing real estate shares (excluding REG) in the Reporting Period, compared to gain on the revaluation of financial derivatives recorded in the comparable period last year.

Finance income

Finance income totaled NIS 101 million in the Reporting Period, compared to NIS 515 million in the comparable period in the prior year. Finance income in the Reporting Period primarily comprises income from the gain on realization of securities and from dividend in the Reporting Period of NIS 65 million, primarily a dividend from REG (compared to income of NIS 48 million in the comparable period in the prior year) and interest income of NIS 32 million (compared to interest income of NIS 23 million in the comparable period in the prior year). The comparable period in the prior year included a gain of NIS 445 million on the revaluation of financial derivatives compared to a revaluation loss recorded in finance expenses in the Reporting Period.

Taxes on income (tax benefit)

Taxes benefit totalled NIS 107 million in the Reporting Period, compared to tax expenses of NIS 23 million in the same period in the prior year. Tax benefit in the Reporting Period consists primarily of deferred tax income in the amount of NIS 364 million relating primarily to the sale of REG shares, the devaluation of REG’s share, the net changes in the balances of the temporary differences between the tax base and the fair value of investment property and investment property under development, including due to the disposal of properties, and losses for tax purposes and the valuation of the related tax asset (in the comparable period in the prior year – net deferred tax income of NIS 62 million). In the Reporting Period, Group companies recorded current tax expenses of NIS 294 million (approximately NIS 263 relating to the sale of REG shares), as compared to current tax expenses of NIS 84 million (due mainly to the sale of shares in REG and FCR) in the comparable period last year. In addition, in the Reporting Period, tax income of NIS 37 million were recognized with respect to prior years, as compared to tax expenses of NIS 1 million with respect to prior years recognized in the comparable period last year.

Loss from discontinued operations, net

The loss from discontinued operations, net in the comparable period last year includes the operating results of EQY following its merger with REG and the recognition of a gain on loss of control over EQY as a result of the merger; the operating results of FCR and the gain on deconsolidation following the loss of control; and the realization of a capital reserve from translation of foreign operations accumulated previously in other comprehensive income with respect to EQY and FCR.

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C.	Analysis of results of operations for the second quarter of 2018

Rental income

Rental income increased by 3.0% to NIS 710 million in the Quarter, compared to NIS 689 million in the comparable quarter in the prior year. The increase is due to the strengthening in the average exchange rate of the euro against the NIS, development properties coming on line, new acquisitions during the prior 12-month period, and growth in income from same properties in the Quarter compared to the comparable quarter in the prior year. The aforesaid increase was offset by the disposition of properties during the prior 12-month period.

Excluding the change in the average exchange rates in the aforesaid periods, the rental income in the Quarter would have decreased by 3.0%, compared with the same quarter in the prior year. The decrease is primarily due to the disposition of non-core properties in the prior 12-month period.

Property operating expenses

Property operating expenses totalled NIS 206 million in the Quarter, representing 29.0% of rental income, compared to NIS 199 million, representing 28.9% of rental income, in the comparable quarter in the prior year.

Net operating rental income (NOI)

Net operating rental income increased by 2.9% to NIS 504 million in the Quarter (71.0% of rental income), compared to NIS 490 million (71.1% of rental income) in the comparable quarter in the prior year. The change in net operating rental income is due to the aforementioned reasons under the section “Rental income”.

Excluding the change in the average exchange rates in the aforesaid periods, the net operating rental income in the Quarter would have decreased by 3.0% compared with the same quarter in the prior year. The decrease is primarily due to the disposition of non-core properties in the prior 12-month period.

Fair value gain (loss) from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Company and its subsidiaries recognized in the Quarter a fair value loss on its properties in a gross amount of NIS 125 million, compared to a loss of NIS 6 million in the comparable quarter in the prior year. The fair value loss relates mainly to CTY.

General and administrative expenses

General and administrative expenses totaled NIS 92 million (13.0% of total revenues) in the Quarter, compared to NIS 94 million (13.6% of total revenues) in the comparable quarter in the prior year.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, the Company’s share in earnings of equity-accounted investees amounted to NIS 81 million (compared to earnings of NIS 243 million recorded in the comparable quarter in the prior year) and is primarily comprised of the Company’s share in FCR’s earnings (NIS 79 million compared to NIS 242 million in the comparable quarter in the prior year) and the Group’s share in the net earnings of CTY’s and ATR’s equity-accounted investees. The decrease in the Company’s share in the earnings of equity-accounted investees is mainly due to FCR, as of the lower gain on the revaluation of investment property in the Quarter compared to the same quarter last year.

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Finance expenses

Finance expenses amounted to NIS 353 million in the Quarter, compared to NIS 321 million in the comparable quarter in the prior year. The increase in the finance expenses in the Quarter, compared to the comparable quarter in the prior year, is primarily due to the revaluation of liabilities that are linked to the Israeli consumer price index, which rose by 1.2% in the Quarter, as compared to 0.9% in the comparable quarter last year.

The average interest on the Company’s (on expanded solo basis) interest bearing liabilities is 4.3% compared to 4.9% in the comparable quarter in the prior year.

Finance income

Finance income totaled NIS 181 million in the Quarter, compared to NIS163 in the comparable quarter in the prior year. Finance income in the Quarter primarily comprises gain of NIS 66 million on revaluation of financial derivatives (NIS 109 million in the comparable quarter last year), gain of NIS 103 million on the realization and revaluation of securities and from a dividend, primarily a gain on the revaluation of REG shares and a dividend from REG (income of NIS43 million in the comparable quarter in the prior year) and interest income of NIS12 million (income of NIS 13 million in the comparable quarter in the prior year).

Taxes on income

Taxes on income totalled NIS 67 million in the Quarter, compared with NIS 9 million in the corresponding quarter last year. Taxes on income in the Quarter comprise primarily deferred tax income of NIS 87 million, arising mainly from the sale of REG shares and from the net changes in the temporary differences between the tax base and the fair value of investment property and investment property under development, including due to the disposition of properties (in the corresponding quarter last year – net deferred tax expense of NIS 15 million). In the Quarter, the Company and its subsidiaries recorded current tax expenses in an amount of NIS 171 million (of which NIS 154 million relates to the sale of REG shares), compared with current tax income of NIS 11 million in the comparable quarter last year. In addition, tax income of NIS 17 million was recognized in the Quarter with respect to prior years, compared with tax expense of NIS 5 million with respect to prior years recognized in the corresponding quarter last year.

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3.6.	Liquidity and Capital Resources

The Company and its subsidiaries have a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Company and its subsidiaries liquidity are the cash generated from its income-producing properties, issuing of debentures, convertible debentures and equity, credit facilities, mortgages and long-term loans, which is used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 4.1 billion as of June 30, 2018. In addition, as of June 30, 2018, the Company and its subsidiaries have binding undrawn long-term credit facilities1 available for immediate drawdown of NIS 6.3 billion.

As of June 30, 2018, the Company and its subsidiaries have liquidity, including undrawn credit facilities available for immediate drawdown, of NIS 10.4 billion (of which NIS 6.6 billion is at the Company and its’ wholly – owned subsidiaries). In addition, as of June 30, 2018, an equity-accounted investee of the Company has liquidity, including undrawn credit facilities available for immediate drawdown and liquid assets, totaling NIS 1.4 billion.

As of June 30, 2018, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried on the books at a fair value of NIS 30.9 billion (85.4% of the total investment property and investment property under development). In addition, as of June 30, 2018, an equity-accounted investee of the Company has unencumbered investment property and investment property under development with a value of NIS 20.2 billion.

1	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to complying with the terms prescribed in the agreements, and with respect to which the Group companies pay various commissions, including commitment fees.

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DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

3.7.	Cash flows

Cash flows from (used in) operating activities in the Reporting Period and the Quarter totalled NIS 186 million and NIS (59) million, respectively, compared to NIS 372 million and NIS 180 million, respectively, in the comparable periods in the prior year. The decrease in cash flows from operating activities is primarily due to timing differences of payments to third parties.

During the Reporting Period, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 1,863 million and from the issuance of debentures in a net amount of NIS 710 million. The proceeds from these sources were primarily used for the acquisition of investment property and the development of new properties in a net amount of NIS 990 million, the repayment of loans and credit lines in a net amount of NIS 267 million, the payment of dividends by Group companies in a net amount of NIS 457 million, the acquisition of shares of Group companies in an amount of NIS 178 million, investments and loans to investee companies in the amount of NIS 158 million and the buyback of the Company’s shares in an amount of NIS 47 million.

During the Quarter, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 921 million from the receipt of loans and credit lines in a net amount of NIS 816 million. The proceeds from these sources were primarily used for the acquisition of investment property and the development of new properties in a net amount of NIS 992 million, for the redemption of debentures in a net amount of NIS 78 million, for the payment of dividends by Group companies in a net amount of NIS 187 million, the acquisition of shares of Group companies in an amount of NIS 93 million, investments and loans to investee companies in the amount of NIS 143 million and the buyback of the Company’s shares in an amount of NIS 47 million.

3.8.	Repurchase Program

A.	On March 27, 2018, the Company’s Board of Directors approved a repurchase program for the Company’s debentures (in place of the previous program) with a par value of up to NIS 250 million, which on July 24, 2018 was increased to NIS 500 million par value, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2019. Purchases will be made under the program from time to time and at the discretion of the Company’s Management. To the date of publication of the report, the Company has repurchased debentures with a par value of NIS 215 million.

B.	On March 27, 2018, the Company’s Board of Directors approved a repurchase program for the Company’s shares (in place of the previous program) in an amount of up to NIS 250 million. The program is in effect until March 31, 2019. Purchases will be made under the program from time to time and at the discretion of the Company’s Management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). As of the publication of this report, the Company had repurchased 1.7 million shares in an amount of NIS 56.7 million under the program.

27

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

4.	Exposure to Market Risks and their Management

4.1.	The officers responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Deputy CEO and CFO. The Group operates globally and is consequently exposed to currency risks resulting from fluctuations in exchange rates of various currencies (primarily the U.S. dollar, the Canadian dollar, the euro and the Brazilian real). Since March 27, 2018, the approval date of the Company’s annual report for 2017, there has not been any material changes in the management or nature of the market risks to which the Company is exposed.

4.2.	During the period from January 1, 2018 through the date on which the financial statements were approved, the CEO and Executive Vice President and CFO have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during such period, the Company’s Board of Directors discussed such risks and the Company’s policy with respect thereto in the meetings in which the financial statements as of December 31, 2017, March 31, 2018, and June 30, 2018.

4.3.	Changes in foreign currency exchange rates – during the period from January 1, 2018 through June 30, 2018, the NIS devalued against the U.S. dollar and the Euro by 5.3% and 2.5%, respectively, and the NIS appreciated against the Canadian dollar and the Brazilian real by 0.1% and 10.2%, respectively. With regard to the impact of exchange rate changes on the Company’s equity, as of June 30, 2018, refer to Appendix A of the Directors’ Report. In addition, from June 30, 2018 until immediately prior to the date of approval of this report, the NIS appreciated against the Euro and the Brazilian real by 1.8% and 0.9% respectively and the NIS devalued against the U.S. dollar and the Canadian dollar by 0.3% and 1.5%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. During the period from January 1, 2018 through June 30, 2018, the Israeli consumer price index (known index) rose by 0.9%. In addition, from June 30, 2018 until immediately prior to the date of approval of this report, the Israeli consumer price index (known index) rose by 0.1%.

4.4.	As in the past, the Company maintains a high correlation between the mix of its properties in the various functional currencies and the exposure of its equity to those currencies, by conducting hedging transactions to manage the currency exposure. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the functional currencies (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of June 30, 2018, refer to the table attached as Appendix A of the Directors’ Report.

28

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

The economic equity attributable to equity holders of the Company to exposure by currency, as of June 30, 20181 and December 31, 2017, is presented below:

June 30, 2018

December 31, 2017

1	Refer also to Appendix A of the Directors’ Report.

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

5.	Corporate Governance Aspects Donations

The Group has undertaken to assist the communities in which it operates in accordance with the donation policy approved by the Company’s Management. During the Quarter, the Group made donations to a variety of projects in the areas of education, culture, welfare, and health in the various countries in which the Company operates.

A.	The majority of the Group’s donations in the Quarter was directed to the field of education for the benefit of the “Supporting the South” initiative, which was established by the Company six years ago. Within the framework of the initiative, the Company supports the educational systems of periphery towns in the Negev, including providing support to elementary and high schools, as well as to several nursery schools and preschool centers.

B.	Communal involvement – the Group supports a variety of volunteer organizations in the fields of welfare, health and culture.

During the Reporting Period, the Group’s donations amounted to NIS 3.0 million.

6.	Disclosure Regarding the Financial Reporting of the Company Additional information and subsequent events

A.	For details regarding the sale of the remaining shares in REG for a total consideration of $ 505 million (approximately NIS 1.8 million), refer to Note 5b to the financial statements.

B.	For details regarding the purchase of 10.4 million CTY shares for a total consideration of EUR 18.6 million, refer to Note 5a to the financial statements.

C.	For details regarding the repurchase of 275 thousand shares of the Company in the amount of about NIS 9.1 million, refer to Note 5d to the financial statements.

D.	For details regarding the repurchase of debentures (Series D and J) in an amount of NIS 218 million, refer to Note 5e to the financial statements.

E.	For details regarding capital issuance in the amount of C$ 200 million by FCR, refer to Note 5f to the financial statements.

F.	On July 19, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all unsecured series of debentures of the Company at ’ilAA-’ with a Stable Outlook and also reaffirmed the credit rating of the Company’s secured debenture (Series J) at ‘ilAA’ with a Stable Outlook.

G.	On July 23, 2018, the S&P Maalot rating agency granted a short-term issuer rating of ‘ilA-1+’ and an issuance rating of ‘ilA-1+’ to a commercial paper with a total par value of NIS 250 million.

Additionally, the Midroog rating agency granted a short-term rating of ‘P-1.il’ to a commercial paper with a total par value of up to NIS 250 million to be issued by Company.

30

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

7.	Details Concerning the Company’s Publicly-Held Debt Certificates

A.	Collateral for Debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), which information is hereby incorporated by reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2017 is NIS 1,176 million. No material changes have occurred in the value of the pledged properties as of June 30, compared to their value as of December 31, 2017.

B.	On July 1, 2018, the Company fully redeemed the debentures (Series C and I), on their maturity dates.

C.	On July 19, 2018, the S&P Maalot rating agency reaffirmed the credit rating for all series of debentures of the Company as ‘ilAA-’ with a Stable outlook and a rating of ‘ilAA’, with stable outlook for the debentures (Series J) that is secured by investment property.

D.	The principal covenants attaching to the debentures (Series M) of the Company are as follows:

Financial ratio	Covenants	As of June 30, 2018
Minimum shareholders’ equity (less non-controlling interests) (dollars in millions)	Higher than 800	2,534

Ratio of net interest-bearing liabilities to total consolidated assets (%)	Higher than 75	52.3
And
Minimum rating of the debentures	‘ilBaa3’/‘ilBBB-’	‘ilAa3’/‘ilAA-’

As of June 30, 2018 the Company are in compliance with all of the covenants that apply to debentures (series M).

August 20 2018
Date of Approval	Chaim Katzman	Ehud Arnon
of Directors’ Report	Vice Chairman of the Board of Directors and CEO	Chairman of the Board of Directors

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GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE COMPANY’S BUSINESS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

As of June 30, 2018

The information below sets forth the scope of the Company’s currency exposure (the euro, the U.S. dollar, the Canadian dollar, the NIS and the Brazilian real) in connection with the cross-currency swaps which have been transacted, and the scope of the exposure remaining after taking into account the cross-currency swaps, as of June 30, 2018. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages they represent out of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	4,164	847	3,938	2,989	2,858	-
Assets in NIS	4,164	3,090	16,757	8,205	2,692	34,908
% of total assets	12	9	48	23	8	100
Liabilities in original currency	11,310	611	1,666	1,270	-	-
Cross-currency swap transactions in original currency	(8,461)	(99)	1,102	760	1,575	-
Liabilities in original currency	2,849	512	2,768	2,030	1,575	-
Liabilities in NIS adjusted for swaps	2,849	1,869	11,778	5,573	1,483	23,552
% of total liabilities	12	8	50	24	6	100
Total equity in original currency	1,315	335	1,170	959	1,283	-
Total economic equity[3] in NIS	1,315	1,221	4,979	2,632	1,209	11,356
% of total equity	11	11	44	23	11	100

1	According to currency exchange rates as of June 30, 2018.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but rather according to the Company’s interest in each of the investees at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

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GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2017 PERIODIC
REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2017 (the “Periodic Report”), for each matter required to be described in the Periodic Report.

Update to Section 2 – Investment in the company’s capital and transactions in its shares in the last two year

As of January 1, 2018 and up to the publication date of this report, the Company issued 46,944 shares to officers of the Company, employees of the Company and employees of its wholly owned subsidiaries, as a result of the vesting of convertible securities allocated to them as part of their employment conditions.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 24, 2018, the Company distributed a dividend to its shareholders in an amount of NIS 74 million (NIS 0.38 per share).

B.	On July 3, 2018, the Company distributed a dividend to its shareholders in an amount of NIS 73 million (NIS 0.38 per share).

C.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5c to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the North Europe

For details regarding the purchase of 26.3 million CTY shares for a consideration of Euro 48.6 million, refer to Notes 3b3 and 5a to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.	In May 2018, the Moody’s rating agency rated ATR and its debentures for the first time, at Baa3 with a Positive Outlook.

B.	For details regarding the purchase of 2.4 million ATR shares since the beginning of the year for a consideration of Euro 10 million, refer to Note 3b4 to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Canada

For details regarding capital issuance in the amount of C$ 200 million by FCR, refer to Note 5f to the financial statements.

Update to Section 9 –Financial Asset- REG

For details regarding the sale of the remaining shares in REG by the Company in consideration of $ 1.1 billion (approximately NIS 3.9 billion), refer to Notes 3b2 and 5b to the financial statements.

Update to Section 10.2 – Gazit Brasil

For details regarding a purchase of asset in Sao Paulo (Internacional) in the amount of R$ 937 million, refer to section 3.2d above.

Update to Section 16 – Human Capital

A.	For details regarding the approval of Mr. Chaim Katzman term of employment, refer to Note 3b6 to the financial statements.

B.	For details regarding the nomination of Mr. Ehud Arnon as the Chairman of the Board of Directors and the approval of his term of employment, refer to Note 3b7 to the financial statements.

Update to Section 18 – Financing

A.	For details regarding a public offering of NIS 860 million par value of unsecured debentures (Series M) for net consideration of NIS 851 million, refer to Note 3a1 to the financial statements.

B.	For details regarding the repurchase of 1.7 million shares of the Company in consideration of approximately NIS 56.1 million, refer to Notes 3b9 and 5d to the financial statements.

C.	For details regarding the repurchase of debentures (Series D and J) in an amount of NIS 271 million, refer to Notes 3a2 and 5e to the financial statements.

33

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Highly Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CITY

	Quarter 2 2018	Quarter 1 2018	2017
Value of property (NIS in 000’s)	1,146,600	1,146,600	1,146,600
Building rights (NIS in 000’s)	29,300	29,300	29,300
NOI in the period (NIS in 000’s)	18,907	17,973	68,402
Revaluation gains (losses) in the period (NIS in 000’s)	(604)	(1,463)	13,621
Average occupancy rate in the period	99.8%	99.1%	96.1%
Actual rate of return (%)	6.5%	6.3%	6.0%
Average annual rental per sq. meter (NIS)	1,015	1,031	1,000
Average annual rental per sq. meter in leases signed in the period (NIS)	1,380	N/R	1,417

34

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2018

Unaudited

35

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of June 30, 2018 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 27% of total consolidated assets as of June 30, 2018, and whose revenues constitute approximately 37% and 36% of total consolidated revenues for the periods of six and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 20 2018	A Member of Ernst & Young Global

36

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,555	706	954
Short-term investments and loans	535	19	38
Financial assets	2,049	146	729
Financial derivatives	178	167	105
Trade receivables	130	107	118
Other accounts receivable	292	293	257
Current taxes receivable	16	48	16

	4,755	1,486	2,217

Assets classified as held for sale	478	977	435

	5,233	2,463	2,652
NON-CURRENT ASSETS

Equity-accounted investees	6,587	6,128	6,340
Other investments, loans and receivables	208	266	218
Financial assets	219	4,622	4,180
Financial derivatives	215	628	381
Investment property	33,555	31,118	32,428
Investment property under development	2,132	1,809	1,902
Fixed assets, net	142	122	144
Intangible assets, net	720	723	698
Deferred taxes	26	15	20

	43,804	45,431	46,311

	49,037	47,894	48,963

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

37

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	562	1,273	585
Current maturities of non-current liabilities	2,757	1,519	1,315
Financial derivatives	233	41	21
Trade payables	77	76	113
Other accounts payable	951	979	1,031
Current taxes payable	320	171	189

	4,900	4,059	3,254
Liabilities attributable to assets held for sale	16	14	15

	4,916	4,073	3,269
NON-CURRENT LIABILITIES

Debentures	20,417	19,551	20,032
Interest-bearing loans from banks and others	3,876	3,947	4,625
Financial derivatives	18	31	22
Other liabilities	253	239	259
Deferred taxes	2,311	2,993	2,639

	26,875	26,761	27,577

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	246	249	246
Share premium	4,916	5,002	4,914
Retained earnings	5,371	5,657	5,919
Foreign currency translation reserve	(1,861)	(2,094)	(1,722)
Other reserves	629	221	581
Treasury shares	(49)	(21)	(2)

	9,252	9,014	9,936
Non-controlling interests	7,994	8,046	8,181

Total equity	17,246	17,060	18,117

	49,037	47,894	48,963

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

August 20 2018
Date of approval of the financial statements	Ehud Arnon Chairman of the Board	Chaim Katzman CEO and Vice Chairman of the Board	Adi Jemini Executive Vice President and CFO

38

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	1,421	1,387	710	689	2,831
Property operating expenses	425	420	206	199	865

Net operating rental income	996	967	504	490	1,966

Fair value gain (loss) from investment property and investment property under development, net	(77)	44	(125)	(6)	(42)
General and administrative expenses	(187)	(188)	(92)	(94)	(386)
Other income	26	40	3	34	168
Other expenses	(61)	(32)	(19)	(10)	(166)
Company’s share in earnings of equity-accounted investees, net	144	254	81	243	434

Operating income	841	1,085	352	657	1,974

Finance expenses	(1,331)	(565)	(353)	(321)	(1,085)
Finance income	101	515	181	163	314

Income (loss) before taxes on income	(389)	1,035	180	499	1,203
Taxes on income (tax benefit)	(107)	23	67	9	(327)

Net income (loss) from continuing operations	(282)	1,012	113	490	1,530
Loss from discontinued operation, net	-	(281)	-	-	(281)
Net income (loss)	(282)	731	113	490	1,249

Attributable to:

Equity holders of the Company	(414)	95	72	371	493
Non-controlling interests	132	636	41	119	756

	(282)	731	113	490	1,249

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	(2.14)	3.95	0.37	1.90	5.98
Basic loss from discontinued operation	-	(3.46)	-	-	(3.46)
Total basic net earnings (loss)	(2.14)	0.49	0.37	1.90	2.52
Diluted net earnings (loss) from continuing operations	(2.14)	3.90	0.37	1.87	5.95
Diluted loss from discontinued operation	-	(3.46)	-	-	(3.46)
Total diluted net earnings (loss)	(2.14)	0.44	0.37	1.87	2.49

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

39

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions

Net income (loss)	(282)	731	113	490	1,249

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	108	(747)	(531)	(60)	(58)
Net gains (losses) on cash flow hedges (1)	10	(7)	(8)	(2)	(2)
Net gains (losses) on financial assets	(35)	(287)	(25)	(190)	40
Other comprehensive income (loss) from continuing operations	83	(1,041)	(564)	(252)	(20)
Other comprehensive income from discontinued operations, net	-	774	-	-	774
Total other comprehensive income (loss)	83	(267)	(564)	(252)	754
Comprehensive income (loss)	(199)	464	(451)	238	2,003

Attributable to:
Equity holders of the Company (2)	(543)	982	(369)	(4)	2,095
Non-controlling interests	344	(518)	(82)	242	(92)

	(199)	464	(451)	238	2,003

(1) Includes Group’s share in other comprehensive income of equity-accounted investees	-	3	-	3	-
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income (loss)	(414)	95	72	371	493
Exchange differences on translation of foreign operations	(104)	(876)	(412)	(178)	(490)
Net gains (losses) on cash flow hedges	4	(3)	(5)	(1)	(3)
Net gains (losses) on financial assets	(29)	(288)	(24)	(196)	41
Realization of capital reserves of previously consolidated subsidiaries	-	2,054	-	-	2,054
	(543)	982	(369)	(4)	2,095

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

40

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of December 31, 2017 (audited)	246		4,914	5,919	(1,722)	581	(2)	9,936	8,181	18,117

Cumulative effect of first time adoption of IFRS 9 (See note 2b)	-		-	13	-	(13)	-	-	-	-

Balance as of January 1, 2018	246		4,914	5,932	(1,722)	568	(2)	9,936	8,181	18,117

Net income (loss)	-		-	(414)	-	-	-	(414)	132	(282)
Other comprehensive income	-		-	-	(104)	(25)	-	(129)	212	83

Total comprehensive income (loss)	-		-	(414)	(104)	(25)	-	(543)	344	(199)

Exercise of Company’s share options into Company shares	-	*)	2	-	-	(2)	-	- *)	-	- *)
Purchase of treasury shares	-		-	-	-	-	(47)	(47)	-	(47)
Cost of share-based payment	-		-	-	-	11	-	11	4	15
Dividend declared **)	-		-	(147)	-	-	-	(147)	-	(147)
Capital issuance to non-controlling interests	-		-	-	-	(1)	-	(1)	3	2
Acquisition of non-controlling interests	-		-	-	(35)	78	-	43	(221)	(178)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(317)	(317)

Balance as of June 30, 2018	246		4,916	5,371	(1,861)	629	(49)	9,252	7,994	17,246

*)	Represents an amount of less than NIS 1 million.
**)	In the six months ended in June 30, 2018, the Company declared a dividend in the amount of NIS 0.76 per share (in a total amount of NIS 147 million). NIS 73.5 million (NIS 0.38 per share) was paid on April 24, 2018 and NIS 73.4 million (NIS 0.38 per share) was paid on July 3, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

41

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total		Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2017 (audited)	249		4,992	5,699	(3,257)	496	(21)	8,158		25,610	33,768
Net income	-		-	95	-	-	-	95		636	731
Other comprehensive income (loss)	-		-	-	1,163	(276)	-	887		(1,154)	(267)

Total comprehensive income (loss)	-		-	95	1,163	(276)	-	982		(518)	464
Exercise and expiration of Company’s share options into Company shares	-	*)	10	-	-	(10)	-	-	*)	-	- *)
Cost of share-based payment	-		-	-	-	4	-	4		-	4
Dividend declared	-		-	(137)	-	-	-	(137)		-	(137)
Loss of control in previously consolidated subsidiaries	-		-	-	-	-	-	-		(16,630)	(16,630)
Capital issuance to non-controlling interests	-		-	-	-	7	-	7		35	42
Dividend to non-controlling interests	-		-	-	-	-	-	-		(451)	(451)

Balance as of June 30, 2017	249		5,002	5,657	(2,094)	221	(21)	9,014		8,046	17,060

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

42

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of April 1, 2018	246		4,915	5,372	(1,434)	618	(2)	9,715	8,303	18,018
Net income (loss)	-		-	72	-	-	-	72	41	113
Other comprehensive income (loss)	-		-	-	(412)	(29)	-	(441)	(123)	(564)

Total comprehensive income (loss)	-		-	72	(412)	(29)	-	(369)	(82)	(451)

Exercise and forfeiture of Company’s share option into Company shares	-	*)	1	-	-	(1)	-	- *)	-	- *)
Purchase of treasury shares	-		-	-	-	-	(47)	(47)	-	(47)
Cost of share-based payment	-		-	-	-	1	-	1	2	3
Dividend declared **)	-		-	(73)	-	-	-	(73)	-	(73)
Capital issuance to non-controlling interests	-		-	-	-	(1)	-	(1)	1	- *)
Acquisition of non-controlling interests	-		-	-	(15)	41	-	26	(119)	(93)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(111)	(111)

Balance as of June 30, 2018	246		4,916	5,371	(1,861)	629	(49)	9,252	7,994	17,246

*)	Represents an amount of less than NIS 1 million.
**)	On May 27, 2018, the Company declared a dividend of NIS 0.38 per share that was paid on July 3, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

43

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of April 1, 2017	249		4,998	5,355	(1,916)	419	(21)	9,084	7,995	17,079
Net income	-		-	371	-	-	-	371	119	490
Other comprehensive income (loss)	-		-	-	(178)	(197)	-	(375)	123	(252)

Total comprehensive income (loss)	-		-	371	(178)	(197)	-	(4)	242	238

Exercise and forfeiture of Company’s share options into Company shares	-	*)	4	-	-	(4)	-	- *)	-	- *)
Cost of share-based payment	-		-	-	-	3	-	3	1	4
Dividend declared	-		-	(69)	-	-	-	(69)	-	(69)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(192)	(192)

Balance as of June 30, 2017	249		5,002	5,657	(2,094)	221	(21)	9,014	8,046	17,060

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

44

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2017	249		4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income	-		-	493	-	-	-	493	756	1,249
Other comprehensive (loss)	-		-	-	1,549	53	-	1,602	(848)	754

Total comprehensive income (loss)	-		-	493	1,549	53	-	2,095	(92)	2,003
Exercise and expiration of Company’s share options into Company shares	-	*)	11	-	-	(11)	-	- *)	-	- *)
Purchase of treasury shares	-		-	-	-	-	(73)	(73)	-	(73)
Cancellation of treasury shares	(3)		(89)	-	-	-	92	-	-	-
Cost of share-based payment	-		-	-	-	11	-	11	4	15
Dividend declared	-		-	(273)	-	-	-	(273)	-	(273)
Loss of control in previously consolidated subsidiaries	-		-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-		-	-	-	6	-	6	35	41
Acquisition of non-controlling interests	-		-	-	(14)	26	-	12	(75)	(63)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(671)	(671)

Balance as of December 31, 2017	246		4,914	5,919	(1,722)	581	(2)	9,936	8,181	18,117

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

45

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions

Cash flows from operating activities:

Net income (loss)	(282)	731	113	490	1,249
Adjustments required to present cash flows from operating activities:
Adjustments to the profit or loss items:

Finance expenses, net	1,230	179	172	158	900
Company’s share in earnings of equity-accounted investees, net	(144)	(263)	(81)	(243)	(443)
Fair value gain (loss) from investment property and investment property under development, net	77	(539)	125	6	(453)
Depreciation and amortization	12	13	6	6	28
Taxes on income	(107)	133	67	9	(218)
Impairment of other assets	-	18	-	-	34
Capital gain (loss), net	(19)	(37)	6	(29)	(112)
Loss from decrease in holding interest	2	1	2	1	4
Loss from deconsolidation of previously subsidiaries, net (including exercise of capital reserves)	-	902	-	-	902
Change in provision for legal claims, net	(118)	(6)	(23)	-	(71)
Cost of share-based payment	15	4	3	5	15
	948	405	277	(87)	586

Changes in assets and liabilities items:
Decrease (increase) in trade receivables and other accounts receivable	(48)	(28)	22	22	(19)
Increase (decrease) in trade and other accounts payable	(72)	(8)	(97)	(23)	74
Increase (decrease) in tenants’ security deposits, net	(6)	3	(5)	1	1
	(126)	(33)	(80)	-	56
Net cash provided by operating activities before interest, dividend and taxes	540	1,103	310	403	1,891

Cash received and paid during the period for:
Interest paid	(472)	(836)	(423)	(304)	(1,316)
Interest received	18	24	4	3	47
Dividend received	159	105	83	94	302
Taxes paid	(62)	(28)	(33)	(17)	(145)
Taxes received	3	4	-	1	6
	(354)	(731)	(369)	(223)	(1,106)
Net cash provided by (used in) operating activities	186	372	(59)	180	785

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

46

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities:

Deconsolidation of previously consolidated subsidiaries (a,b)	-	193	-	-	193
Investment return and proceeds from sale of investees	-	-	-	-	61
Investment and loans to investees	(158)	(16)	(143)	(16)	(37)
Acquisition, construction and development of investment property	(1,586)	(1,439)	(1,223)	(309)	(2,665)
Investments in fixed assets	(12)	(16)	(7)	(9)	(39)
Proceeds from sale of investment property, net of tax paid	596	688	231	276	2,028
Grant of long-term loans	(1)	(5)	(1)	-	(5)
Collection of long-term loans	7	6	6	6	15
Short-term investments, net	(498)	(7)	(498)	13	90
Investment in financial assets	(215)	(36)	(86)	(34)	(77)
Proceeds from sale of financial assets and deposits withdrawal	2,576	920	1,505	116	1,192

Net cash provided by (used in) investing activities	709	288	(216)	43	756

Cash flows from financing activities:
Repayment of loans granted for purchase of Company’s shares	- *)	- *)	-	-	- *)
Purchase of treasury shares	(47)	-	(47)	-	(73)
Capital issuance to non-controlling interests, net	2	9	-	-	9
Acquisition of non-controlling interests	(178)	-	(93)	-	(63)
Dividend paid to equity holders of the Company	(142)	(68)	(74)	(68)	(204)
Dividend paid to non-controlling interests	(315)	(453)	(113)	(191)	(672)
Receipt of long-term loans	-	829	-	17	1,410
Repayment of long-term loans	(187)	(596)	(2)	(559)	(513)
Receipt (repayment) of long-term credit facilities from banks, net	(51)	(279)	827	252	125
Receipt (repayment) of Short-term credit from banks and others, net	(29)	542	(9)	326	(213)
Repayment and early redemption of debentures and convertible debentures	(141)	(1,462)	(78)	(476)	(2,370)
Issuance of debentures	851	-	-	-	451

Net cash provided by (used in) financing activities	(237)	(1,478)	411	(699)	(2,113)

Exchange differences on balances of cash and cash equivalents	(57)	(61)	(54)	(1)	(59)

Increase (decrease) in cash and cash equivalents	601	(879)	82	(477)	(631)
Cash and cash equivalents at the beginning of the period	954	1,585	1,473	1,183	1,585
Cash and cash equivalents at the end of the period	1,555	706	1,555	706	954

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

47

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2018	2017	2018	2017	2017
		Unaudited				Audited
		NIS in millions
(a)	Deconsolidation of previously consolidated subsidiary- EQY

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	-	(120)	-	-	(120)
	Non-current assets	-	19,005	-	-	19,005
	Deferred taxes	-	91	-	-	91
	Goodwill	-	28	-	-	28
	Non-current liabilities	-	(5,438)	-	-	(5,438)
	Non-controlling interests	-	(8,956)	-	-	(8,956)
	Gain from loss of control	-	114	-		114
	Capital reserves	-	562	-	-	562
	Investment in available- for- sale financial asset	-	(5,549)	-		(5,549)
	Decrease in cash and cash equivalents	-	(263)	-	-	(263)

(b)	Deconsolidation of previously consolidated subsidiary- FCR

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents):	-	(1,184)	-	-	(1,184)
	Non-current assets	-	24,903	-	-	24,903
	Goodwill	-	32	-	-	32
	Non-current liabilities	-	(11,791)	-	-	(11,791)
	Non-controlling interests	-	(7,674)	-	-	(7,674)
	Loss from loss of control	-	(1,016)	-	-	(1,016)
	Capital reserves	-	1,495	-	-	1,495
	Investment in investment accounted for using the equity method	-	(4,309)	-	-	(4,309)
	Increase in cash and cash equivalents	-	456	-	-	456

(c)	Significant non-cash transactions:
	Sale of Investment property against trade receivables	49	-	-	-	-
	Acquisition of investment property against trade receivables	13	-	13	-	-
	Dividend payable to equity holders of the Company	73	68	73	68	68

(d)	Additional information:
	Tax paid included under investing activities	88	35	72	35	157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

48

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

These consolidated financial statements have been prepared in a condensed format as of June 30, 2018 and for the six months then ended (the “Reporting Period”) and for the three months then ended (collectively: “Interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and accompanying notes, that were authorized by the Board of Directors on March 27, 2018 (“annual financial statements”).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, other than the following:

IFRS 15 - Revenue from contracts with customers

IFRS 15 (“the Standard”) was published by the IASB in May 2014. The Standard supersedes IAS 18 – Revenue, IAS 11 – Construction Contracts and IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers and SIC 31 – Revenue: Barter Transactions involving Advertising Services.

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Standard allows partial retroactive implementation with certain exemptions, whereby the Standard will apply to existing contracts from the date of adoption and thereafter, without the restatement of comparative figures. In such case, the Company will recognize the cumulative effect of the first-time implementation of the new Standard as an adjustment to the opening balance of retained earnings (or another equity component, as appropriate) as of the date of first-time implementation. Alternatively, the Standards allows full retroactive implementation with certain exemptions.

The Company choose the partial retroactive implementation upon the first-time implementation of the Standard.

The adoption of the new Standard did not have a material effect on the Company’s financial statements.

49

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 9 - Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments (“the Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

●	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

●	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value and differences will be carried to profit or loss or to other comprehensive income (loss), as shall be determined by the Company on an individual basis. Equity instruments held for trading will be measured at fair value through profit or loss.

Additionally, the Standard prescribes a three-tier model for determining the impairment of financial debt instruments that are not measured at fair value through profit or loss, which is based on expected credit losses (“Expected Credit Loss Model”). Each tier provides for the measurement method of the expected credit losses, this on the basis of the changes in the credit risk of the debt instrument. The model also allows an exemption concerning the full lifetime measurement of expected credit losses in respect of trade receivables, which the Company has opted for.

With regard to derecognition and financial liabilities, the new Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

With regard to liabilities for which the fair value option has been elected, the amount of change in the fair value of the liability, which is attributed to the changes in the credit risk of the entity, will be carried to other comprehensive income. All other changes in fair value will be carried to profit or loss.

The new Standard includes new requirements concerning hedge accounting, yet allows companies to continue implementing the provisions of IAS 39 that apply to hedge accounting. The new Standard expands the disclosure requirements in relation to the risk management activities of the Company.

The new Standard is effective for periods beginning on or after January 1, 2018.

With the exception of hedge accounting, the provisions of the new Standard will be applied retroactively, without a requisite restatement of comparative figures. For hedge accounting, the provisions of the new Standard are to be applied prospectively, aside from certain exceptions.

The Company adopted the new Standard on January 1, 2018, without restatement of comparative figures, while carrying the cumulative effect to retained earnings (or to another equity component, as appropriate).

50

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group has several investments in shares that are classified as “investments available for sale”, for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company measures the aforesaid investments at fair value through profit or loss. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 13 million, was classified to the retained earnings of the Company, with no effect on the total equity of the Company.

The Group also has additional investments in shares that are classified as “investments available for sale”, for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company continues to measure the aforesaid investments at fair value through other comprehensive income. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 90 million, was classified to a capital reserve in respect of financial instruments at fair value through other comprehensive income, with no effect on the total equity of the Company.

Amendments to IAS 40 – Investment Property: Transfers of Investment Property

In December 2016, the IASB published Amendments to IAS 40 – Investment Property (“the Amendments”). The Amendments provide clarifications and guidelines for the implementation of IAS 40 concerning transfers to or from investment property. Principally, the amendments determine that the events that are listed in the Standard with regard to transfers of investment property demonstrate evidence of change in the use of the property and do not constitute a closed list. Furthermore, the amendments clarify that a change in management’s intention, in and of itself, does not constitute evidence of a change in use.

The Amendments are effective from January 1, 2018. The Amendments will be applied prospectively, commencing in the period of their first-time implementation. The amendment did not have a material effect on the Company’s financial statements.

c.	Disclosure of new IFRSs in the period prior to their adoption

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, “Leases”, (“the Standard”). According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

The principal effects of the Standard are as follows:

a.	In respect of all leases, lessees are required to recognize an asset against a liability, representing the right to use an underlying asset during the lease term in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

b.	Lessees are required to initially recognize a lease liability for the obligation to make lease payments against right-of-use asset. Interest expenses and depreciation expenses will be recognized separately.

c.	Variable lease payments that are not CPI or interest dependent on performance or use (such as percentage of turnover) will be recognized as expenses by the lessees or as income by the lessors as incurred.

d.	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

51

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

f.	Lessors’ accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

The Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted, but has not been opted for by the Company at this stage.

The Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required. At this stage, the Company is considering the various options for the retroactive implementation of the Standard.

The Company is studying the possible effect of the Standard, and does not expect that it will materially affect the financial statements.

52

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	Debt raising and redemption by the Group

1.	On February 15, 2018, the Company issued, by way of a shelf offer, NIS 860 million par value of unsecured debentures (Series M), for a net consideration of NIS 851 million. The debentures are linked to the increase in the consumer price index, bear fixed annual interest at the rate of 2.78% that is payable twice a year on June 30 and December 31 in each of the years 2018 to 2028 (inclusive) and mature as follows: the first installment (5% of the principal) is payable on June 30, 2021, the second installment (10% of the principal) is payable on June 30, 2022, the third installment (5% of the principal) is payable on June 30, 2023, the fourth installment (30% of the principal) is payable on June 30, 2025, the fifth installment (10% of the principal) is payable on June 30, 2026, and the sixth installment (40% of the principal) is payable on June 30, 2028.

Within the framework of the issuance of the debentures (Series M), the Company has undertaken, inter alia, to comply with the following covenants:

a.       The consolidated equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S. $ 800 million for three consecutive quarters;

b.       The ratio of interest-bearing liabilities, net to total assets will not exceed 75% for three consecutive quarters and that on the last of said quarters the debentures rating has been less than a ilBBB- by S&P Maalot and less than Baa3il by Midroog over three consecutive quarters.

In the event of non-compliance with any of the aforesaid covenants, the Company may provide collaterals in favor of the holders of the debentures (Series M) in lieu of such covenants.

The Company has also made other undertakings to the holders of the debentures, the breach of which will entitle the holders of the debentures to call for the immediate redemption of the debentures, including: minimum equity (net of rights that do not confer control) of U.S.$ 400 million in one quarter, refraining from a change of control in the Company, in the event that another marketable series of debentures of the Company is called for immediate redemption or in the event of the calling for the immediate repayment of non-marketable debentures or a loan from a financial institution of 10% or more of the total gross financial liabilities of the Company as per its reviewed consolidated financial statements (at the end of remedy period), and has further undertaken not to create a negative pledge in favor of any third party as security for a debt, unless it grants the holders of the debentures a pari passu-ranking floating charge. The Company also has undertaken not to make a distribution if, among others, the Company’s equity decreases below an amount in NIS equals to U.S. $ 850 million as per its consolidated financial statements.

Additionally, it has been determined that a reduction of the credit rating below il.BBB- of S&P Maalot will cause the raising of the interest at a total rate of up to 3%, subject to the terms and the margins set out in the debenture.

2.	During the reporting period, the Company repurchased debenture (Series J) with a par value of NIS 43 million through market trades for a consideration of NIS 53 million. The purchase had no material impact on the Company’s financial statements. The debentures were cancelled and delisted.

b.	Other events

1.	In February 2018, the Company sold its holdings in derivative financial instruments of U.S. income-producing property shares (that do not include REG shares) for a profit of U.S. $ 48 million (approximately NIS 166 million), out of which U.S. $ 30 million (approximately NIS 103 million) was recognized in the reporting period.

2.	During the reporting period, wholly-owned subsidiaries of the Company sold 10.3 million shares of REG, representing 6.1% of the outstanding shares of REG, for a total consideration of U.S.$ 596 million (approximately NIS 2.1 billion).

Following the aforesaid sales, the Company, through its wholly-owned subsidiaries, owned 8.2 million shares of REG, representing 4.8% of the issued and outstanding shares of REG and the voting rights therein. During the reporting period the group recognized a loss from the investment in REG shares of NIS 610 million (before tax effect), resulting from the decrease in REG share price.

For details regarding the sale of the remaining of REG shares after the reporting date, see note 5b.

3.	During the reporting period, the Company purchased 15.9 million CTY shares in consideration of EUR 30 million (NIS 132 million). Consequently, the interest of the Company in CTY rose from 44.6% to 46.4% and the Group recognized an increase of NIS 36 million in equity attributable to equity holders of the Company, which was carried to capital reserves.

53

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

4.	During the reporting period, a wholly-owned subsidiary of the Company purchased 2.4 million ATR shares in consideration of EUR 10 million (NIS 41 million). Consequently, the interest of the Company in ATR rose from 59.5% to 60.1% and the Group recognized an increase of NIS 4.9 million in equity attributable to equity holders of the Company, which was carried to capital reserves.

5.	On March 27, 2018, Norstar notified the Company that Messrs. Chaim Katzman, Dori Segal and Erika Ottosson have informed it of the cancellation of the shareholders’ agreement between the parties dated January 30, 2013. It was also notified that prior to the cancellation of the agreement, Mr. Katzman completed a transaction to acquire Mrs. Ottosson’s entire stake in First US Financial LLC (a private company which holds approx. 18.25% of Norstar’s share capital). Following the completion of those actions Messrs. Chaim Katzman, Dori Segal and Erika Ottosson notified that they have ceased to cooperate with respect to Norstar’s shares. Therefore, Mr. Katzman is the sole controlling shareholder in Norstar by the power of his holdings.

6.	With effect from January 31, 2018, Mr. Dori ended his office as CEO of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, the controlling shareholder of the Company, serves as Vice Chairman of the Board of Directors and CEO of the Company. Upon his appointment as CEO of the Company, Mr. Katzman ceased to serve as Chairman of the Board of Directors of the Company.

In June 2018, the Company’s general shareholders’ meeting, approved the terms of employment of Mr. Chaim Katzman as the CEO of the Company.

The term of the engagement between the Company and Mr. Katzman is three years, commencing from February 1, 2018, subject to the rights of each of the parties to terminate it on 180 days advance notice. Mr Katzman will be entitled to a monthly salary which reflects an annual cost to the Company (Solo, as of the reporting date of the general meeting report, based on the compensation amounts of Mr. Katzman from the Company’s subsidiaries during 2017 and as of the date of approval) in the amount of NIS 2.03 million. The total employment cost of Mr. Kaztman shall not exceed NIS 3.9 million, while the fixed salary paid to Mr. Katzman by the Company will be calculated as the difference between NIS 5.8 million (“Annual employment cost in the group”) and the total cost of compensation paid to him by the Company’s public subsidiaries, provided that in case such difference exceeds NIS 3.9 million, the Company will bear (directly and indirectly, through wholly owned subsidiaries) a maximum annual employment cost of NIS 3.9 million (“Maximum annual employment cost”).

The fixed salary, Annual employment cost in the group and Maximum annual employment cost will be updated once every calendar year, at the rate of the increase in the Israeli Consumer Price Index in relation to the Israeli CPI of December 2017. In addition to the fixed salary, Mr. Katzman will be entitled to sick and convalescence days according to the provisions of the law and 30 vacation days per year, which can be accumulated up to 60 days, as long as the annual employment cost does not exceed the Maximum annual employment cost as defined above.

In addition, Mr. Katzman will be entitled to indemnification, exemption and insurance under terms identical to those that apply to the other office holders of the Company. Mr. Katzman will also be entitled to reimbursement of expenses incurred while operating as the Company’s CEO, as is customary in the Company.

Mr. Katzman will not be entitled to annual bonus or share based compensation.

In case the agreement term will end without renewal, Mr. Katzman will be entitled to additional six months fixed salary (during this period Mr. Katzman will not be entitled to any payment for notice period).

In case the Company will terminate the agreement before the passage of three years (not including circumstances under which the Company may terminate the agreement without severance pay), Mr. Katzman will be entitled to the following: (a) 180 days of notice period, with fixed salary payments. (b) fixed payment for additional 6 months (“Adaptation grant”). It should be clarified that the Adaptation grant, will be paid the Mr. Katzman only if Mr. Katzman will not serve as an office holder in the Company and/or in the Company’s subsidiaries during the period of adaptation.

In case of death or absence, Mr. Katzman (or his estate) will be entitled to 12 months fixed salary (during this period Mr. Katzman will not be entitled to notice period payment).

54

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

7.	On March 27, 2018, Mr Ehud Arnon was appointed as the Chairman of the Board of Directors of the Company.

In June 2018, the Company’s general shareholders’ meeting, approved the terms of employment of Mr. Ehud Arnon as the Chairman of the Board of Directors of the Company.

Mr. Arnon is entitled to: (1) Annual compensation equal to 130% of the annual compensation paid to a director with accounting and financial expertise in the Company. As of the reporting date, the annual compensation is at the amount of $72,800 (NIS 254,800). (2) Meeting participating remuneration equal to the amount paid to directors with accounting and financial expertise in the Company (total of $1,480 per meeting, as of the reporting date (NIS 5,180)).

Starting April 2019, the directors’ compensation is expected to be updated. As of said update, Mr. Arnon will be entitled to an allotment of 1,500 RSU’s in accordance with the Company’s share based payment plan that will be in effect at the time and in the same terms as the rest of the Company’s directors.

Mr. Arnon will also be entitled to directors and officers insurance, and will be granted commitment for indemnification letter and exemption letter in advanced, in the customary wording in the Company.

8.	On March 7, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook and updated the credit rating of the Company’s debentures (Series J) to a rating of ‘ilAA’, with a stable outlook.

9.	During May and June 2018, the Company repurchased approximately 1.4 million shares for consideration of NIS 47 million.

55

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2018		June 30, 2017		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	22,428	23,409	20,871	21,832	21,297	22,534
Interest bearing loans from banks and others	4,622	4,649	4,146	4,187	4,675	4,809

	27,050	28,058	25,017	26,019	25,972	27,343

b.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, as compared with their classification as of December 31, 2017. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to the fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	Subsequent to the reporting date the company acquired 10.4 million CTY shares, for a consideration of EUR 18.6 million (NIS 79 million). As a result of the acquisition, the Company’s holdings in CTY increased from 46.4% to 47.5% and in the third quarter of 2018, the group is expected to recognize an increase in equity attributable to equity holders of the Company of NIS 29 million, which will be carried to its capital reserves.

b.	Subsequent to the reporting date, wholly-owned subsidiaries of the Company sold their entire holdings in REG shares, approximately 8.2 million shares, for a total consideration of U.S. $ 505 million (approximately NIS 1.8 billion). Following the sale, the group has no holding of REG shares.

c.	On August 20, 2018, the Company declared a dividend in the amount of NIS 0.38 (totaling NIS 73 million), payable on October 2, 2018 to the shareholders of the Company as of September 17, 2018.

d.	Subsequent to the reporting date the Company repurchased 275 thousands of the Company’s shares for NIS 9.1 million.

e.	Subsequent to the reporting date, the Company repurchased debentures with a par value of NIS 172 million (series D and J) through market trades for a consideration of NIS 218 million. The repurchase had no material impact on the Company’s financial statements. The debentures were cancelled and delisted.

f.	On July 18, 2018, FCR, an associate accounted for using the equity method, announced on the completion of the issuance of 9,757 thousand shares, at a price of C$ 20.5 per share for total consideration of C$ 200 million. The Company did not participate in the issuance and therefore the Company’s holdings in FCR decreased from 32.5% to 31.3%. The issuance had no material impact on the Company’s financial statements.

g.	On July 19, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company, which are not secured by a pledge, at a rating level of ‘ilAA-’, with a stable outlook and the credit rating of the Company’s debentures (Series J), which are secured by properties, at a rating of ‘ilAA’, with a stable outlook.

h.	On July 23, 2018, the S&P Maalot rating agency granted the Company a short term issuer rating of ‘ilA-1+’ and issuance rating of ‘ilA-1+’ for new commercial papers up to NIS 250 million par value.

In addition, Midrug rating agency granted short term rating of ‘P-1.il’ for commercial papers that will be issued by the Company at the amount of up to NIS 250 million par value.

56

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports three reportable segments according to the management approach of IFRS 8.

Following the sales of REG shares during the first 6 months of 2018 (see note 3b2), the management ceased from analyzing REG operation separately, therefore the investment in REG shares is no longer an operating segment. Comparative figures were restated. Following the change, the investment in REG is included in the consolidation adjustments.

	Public subsidiaries over which the Company has control		Other investments	Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Six months ended June 30, 2018

Segment revenues	716	547	999	218	(1,059)	1,421

Segment net operating rental income	485	392	622	167	(670)	996

Segment operating profit	413	351	642	109	(674)	841

Finance expenses, net						(1,230)

Loss before taxes on income						(389)

	Public subsidiaries over which the Company has control		Other investments	Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the Six months ended June 30, 2017

Segment revenues	713	514	952	193	(985)	1,387

Segment net operating rental income	490	360	592	148	(623)	967

Segment operating profit	459	292	576	130	(372)	1,085

Finance expenses, net						(50)

Income before taxes on income						1,035

57

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENT (Cont.)

	Public subsidiaries over which the Company has control		Other investments	wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the three months ended June 30, 2018

Segment revenues	353	269	504	117	(533)	710

Segment net operating rental income	245	192	316	91	(340)	504

Segment operating profit	199	160	357	72	(436)	352

Finance expenses, net						(172)

Income before taxes on income						180

	Public subsidiaries over which the Company has control		Other investments	Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total

For the three months ended June 30, 2017

Segments of revenue	352	256	458	97	(474)	689

Segment net operating rental income	249	180	290	76	(305)	490

Segment operating profit	242	154	296	64	(99)	657

Finance expenses, net						(158)

Income before taxes on income						499

58

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	OPERATING SEGMENTS (Cont.)

	Public subsidiaries over which the Company has control		Other investments	Wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions

Year ended December 31, 2017

Segment revenues	1,454	1,060	1,927	398	(2,008)	2,831

Segment net operating rental income	986	733	1,214	304	(1,271)	1,966

Segment operating profit	841	574	1,223	369	(1,033)	1,974

Finance expenses, net						(771)

Income before taxes on income						1,203

Segment assets

	Public subsidiaries over which the Company has control		Other investments	wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

June 30, 2018	20,122	12,772	26,907	6,981	(17,745)	49,037

June 30, 2017	19,874	11,991	25,003	5,503	(14,477)	47,894

December 31, 2017
(Audited)	19,960	12,557	26,678	5,825	(16,057)	48,963

59

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	FINANCIAL INFORMATION OF AN ASSOCIATE ACCOUNTED FOR USING THE EQUITY METHOD

FCR is a public company listed on the Toronto Stock Exchange (TSX) and whose financial statements are public and prepared in accordance with IFRS. FCR’s accounting policy is identical to the accounting policies of the Company as presented in Note 2 to the Company’s annual financial statements.

Taking into consideration, among other things, the circumstances detailed above, the Company was exempt from the inclusion of FCR’s financial statements in these financial statements of the Company.

Following are information from FCR’s financial statements as published by it:

Summarized statement of financial position:

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions*
Current assets	1,268	578	837
Non- Current assets	26,536	25,492	26,724
Current liabilities	(1,726)	(1,747)	(1,583)
Net assets	(13,017)	(11,895)	(12,955)
	13,061	12,428	13,023

*) FCR’s financial statements are presented in C$. The translation to NIS was done using end of period exchange rates.

Summarized statement of comprehensive income:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions*
Income	999	952	504	458	1,927
Net income	428	1,314	247	738	1,787
Other comprehensive income	9	9	3	10	33
Comprehensive income	437	1,323	250	748	1,820
Dividend received from equity-accounted investee
	94	99	47	47	196

*) FCR’s financial statements are presented in C$. The translation to NIS was done using average exchange rates.

60

GAZIT-GLOBE LTD.

Financial Data from the Condensed Consolidated Interim Financial Statements

Attributable to the Company

As of June 30, 2018

61

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of June 30, 2018 and for the periods of six and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,686 million as of June 30, 2018, and for which the Company’s share of its earnings amounted to NIS 124 million and NIS 61 million in the periods of six and three months then ended, respectively. The separate interim financial information of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the separate interim financial information with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 20 2018	A Member of Ernst & Young Global

62

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of June 30, 2018 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

63

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,195	202	94
Short-term investments	207	-	-
Short term loans and current maturities of long-term loans to subsidiaries	580	147	611
Financial derivatives	171	157	97
Other accounts receivable	6	2	7

Total current assets	2,159	508	809

NON-CURRENT ASSETS

Financial derivatives	52	589	300
Loans to subsidiaries	4,500	4,688	4,520
Investments in subsidiaries	17,829	15,690	17,229
Fixed assets and intangible assets, net	3	8	3

Total non-current assets	22,384	20,975	22,052

Total assets	24,543	21,483	22,861

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

64

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of non-current liabilities	2,459	1,315	1,297
Short-term loans from subsidiaries	412	77	50
Financial derivatives	231	35	16
Trade payables	2	1	3
Other accounts payable	187	86	161
Current taxes payable	56	55	56
Dividend payable	73	68	68

Total current liabilities	3,420	1,637	1,651

NON-CURRENT LIABILITIES

Loans from banks and others	1,444	1,707	2,258
Long-term loans from subsidiaries	1,532	-	225
Debentures	8,890	9,124	8,786
Deferred taxes	5	1	5

Total non-current liabilities	11,871	10,832	11,274

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	246	249	246
Share premium	4,916	5,002	4,914
Reserves	(1,281)	(1,894)	(1,143)
Retained earnings	5,371	5,657	5,919

Total equity	9,252	9,014	9,936

Total liabilities and equity	24,543	21,483	22,861

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

August 20 2018
Date of approval of the financial statements	Ehud Arnon Chairman of the Board	Chaim Katzman CEO and Vice Chairman of the Board	Adi Jemini Executive Vice President and CFO

65

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions

Management fees from related companies	1	1	-	- *)	3
Finance income from subsidiaries	68	82	41	44	131
Other finance income	-	445	-	109	134

Total income	69	528	41	153	268

General and administrative expenses	28	31	12	18	61
Finance expenses	552	331	164	205	590
Other expenses	-	2,041	-	1	2,045

Total expenses	580	2,403	176	224	2,696

Loss before income from subsidiaries, net	(511)	(1,875)	(135)	(71)	(2,428)

Income from subsidiaries, net	104	1,961	212	436	2,917

Income (loss) before taxes on income	(407)	86	77	365	489

Taxes on income (tax benefit)	7	(9)	5	(6)	(4)

Net income (loss) attributable to the Company	(414)	95	72	371	493

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

66

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions

Net income (loss) attributable to the Company	(414)	95	72	371	493

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	(100)	12	(164)	35	88
Gain (loss) on available for sale securities	-	50	-	50	50
Realization of capital reserve from foreign currency exchange differences	-	2,040	-	-	2,040
Other comprehensive income (loss) attributable to the Company	(100)	2,102	(164)	85	2,178

Other comprehensive loss attributable to subsidiaries (net of tax effect)	(29)	(1,215)	(277)	(460)	(576)

Total other comprehensive income (loss) attributable to the Company	(129)	887	(441)	(375)	1,602

Total comprehensive income (loss) attributable to the Company	(543)	982	(369)	(4)	2,095

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

67

GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributable to the Company	(414)	95	72	371	493

Adjustments required to present cash flows from operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation expenses	- *)	1	- *)	1	1
Finance expense (income), net	484	(196)	123	52	325
Income from subsidiaries, net	(104)	(1,961)	(212)	(436)	(2,917)
Loss on realization of capital reserve from foreign currency exchange differences	-	2,040	-	-	2,040
Cost of share-based payment	7	4	- *)	3	11
Taxes on income (tax benefit)	7	(9)	5	(6)	(4)
Capital loss, net	- *)	1	-	1	-

	394	(120)	(84)	(385)	(544)
Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	1	1	- *)	2	(4)
Increase (decrease) in trade payables and other accounts payable	(10)	(9)	6	(10)	13

	(9)	(8)	6	(8)	9
Cash paid and received during the year by the Company for:

Interest paid	(264)	(466)	(262)	(125)	(694)
Interest received from subsidiaries	49	62	10	25	115
Taxes paid	(6)	(6)	-	(2)	(11)
Tax refund received	-	2	-	-	2
Dividend received from subsidiary	114	100	57	51	206
	(107)	(308)	(195)	(51)	(382)

Net cash used in operating activities of the Company	(136)	(341)	(201)	(73)	(424)

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

68

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company

Investments in fixed assets	- *)	(4)	- *)	(2)	(4)
Proceeds from sale of fixed assets	- *)	- *)	-	-	- *)
Short-term investments, net	(207)	-	(207)	-	-
Investments in subsidiaries	(718)	(58)	(60)	-	(129)
Redemption of preferred shares of subsidiary	-	579	-	42	612
Loans repaid by (granted to) subsidiaries, net	1,830	938	1,002	144	953
Investment (proceeds) in marketable securities, net	286	106	203	106	55

Net cash provided by (used in) investing activities of the Company	1,191	1,561	938	290	1,487

Cash flows from financing activities of the Company:

Exercise of share options into shares	- *)	- *)	- *)	- *)	- *)
Receipt of short-term credit facilities from banks, net	-	-	-	(6)	-
Purchase of treasury shares	(47)	-	(47)	-	(73)
Dividend paid to equity holders of the Company	(142)	(68)	(74)	(68)	(204)
Issuance of debentures less issuance expenses	851	-	-	-	-
Repayment and early redemption of debentures	(56)	(810)	(56)	(477)	(1,140)
Receipt (repayment) of long-term credit facilities from banks, net	(556)	(627)	446	88	(43)
Repayment of long-term loans	(11)	(12)	-	(12)	(13)

Net cash provided by (used in) financing activities of the Company	39	(1,517)	269	(475)	(1,473)

Exchange differences on balance of cash and cash equivalents	7	(11)	9	(5)	(6)

Increase (decrease) in cash and cash equivalents	1,101	(308)	1,015	(263)	(416)

Cash and cash equivalents at the beginning of period	94	510	180	465	510

Cash and cash equivalents at the end of period	1,195	202	1,195	202	94

Significant non-cash activities of the Company:

Dividend payable to equity holders of the Company	73	68	73	68	68

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of June 30, 2018 and for the six and three-month periods then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2017 and for the year then ended and the accompanying notes thereto, that were authorized by the Board of Directors on March 27, 2018 and with the financial information in the interim condensed consolidated financial statements as of as of June 30, 2018.

b.	As of June 30, 2018 (the “Reporting Date”), the Company has a working capital deficiency of NIS 1.3 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.7 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	For details regarding the issuance of NIS 860 million par value of unsecured debentures (Series M), for a net consideration of NIS 851 million, refer to Note 3a1 to the consolidated interim financial statements.

2.	With effect from January 31, 2018, Mr. Dori ended his office as CEO of the Company and Vice Chairman of the Board of Directors of the Company, and as of said date, Mr. Chaim Katzman, the controlling shareholder of the Company, serves as CEO and Vice Chairman of the Board of Directors of the Company. Upon his appointment as CEO of the Company, Mr. Katzman cased to serve as Chairman of the Board of Directors of the Company. On March 27, 2018, Mr. Ehud Arnon was appointed as Chairman of the Board of Directors of the Company.

3.	For details regarding the term of engagement between the Company and Mr. Chaim Katzman, the Company’s CEO and Vice Chairman of the Board of Directors, and Mr. Ehud Arnon, Chairman of the Board of Directors, refer to Notes 3b6 and 3b7 to the consolidated interim financial statements, respectively.

4.	For details regarding the purchase of 15.9 million CTY’s shares in a consideration of EUR 30 million, refer to Note 3b3 to the consolidated interim financial statements.

5.	For details regarding the repurchase of debentures by the Company through market trades during the reporting period, refer to Note 3a2 to the consolidated interim financial statements.

6.	For details regarding the repurchase of the Company’s shares during the Reporting Period, refer to Note 3b9 to the consolidated interim financial statements.

7.	On March 7, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook and updated the credit rating of the Company’s debentures (Series J) to a rating of ‘ilAA’, with a stable outlook.

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Additional details to the Separate Financial Information

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2018		June 30, 2017		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	10,901	11,673	10,428	11,177	10,051	11,065
Loans from banks and others	1,892	1,899	1,718	1,726	2,290	2,306

	12,793	13,572	12,146	12,903	12,341	13,371

2.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2017. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

1.	For details regarding the purchase of 10.4 million CTY’s shares in a consideration of EUR 18.6 million through market trades, by the Company, after the reporting date, refer to Note 5a to the consolidated interim financial statements.

2.	Subsequent to the reporting date the Company repurchased 275 thousands of the Company’s shares for NIS 9.1 million.

3.	Subsequent to the reporting date, the Company repurchased debentures with a par value of NIS 172 million (series D and J) through market trades for a consideration of NIS 218 million. The repurchase had no material impact on the Company’s financial statements. The debentures were cancelled and delisted.

4.	On July 19, 2018, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company, which are not secured by a pledge, at a rating level of ‘ilAA-’, with a stable outlook and the credit rating of the Company’s debentures (Series J), which are secured by properties, at a rating of ‘ilAA’, with a stable outlook.

5.	On July 23, 2018, the S&P Maalot rating agency granted the Company a short term issuer rating of ‘ilA-1+’ and issuance rating of ‘ilA-1+’ for new commercial papers up to NIS 250 million par value.

In addition, Midrug rating agency granted short term rating of ‘P-1.il’ for commercial papers that will be issued by the Company at the amount of up to NIS 250 million par value.

f.	Dividend declared

On August 20, 2018, the Company declared a dividend in the amount of NIS 0.38 per share (totalling NIS 73 million), payable on October 2, 2018 to the shareholders of the Company on September 17, 2018.

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the

Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Israeli Securities’ Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Chaim Katzman, CEO and Vice Chairman of the Board of Directors;

2.	Adi Jemini, Executive Vice President and Chief Financial Officer;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended March 31, 2018 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the Chief Executive Officer in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the Chief Executive Officer

I, Chaim Katzman, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2018 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the Chief Executive Officer is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 20 2018
Chaim Katzman, CEO and Vice Chairman of the Board of Directors

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

A)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2018 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, with respect to the Statements for the Interim Period and any other financial information included therein, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 20 2018
Adi Jemini, Executive Vice President and Chief Financial Officer

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